                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                            For the Month of May 2004
                              Information Circular

                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

       1630 WATERFRONT CENTER, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:         Form 20-F            40-F  X
                                                     -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               Yes:            No:   X
                   -----           -----

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation



                                      By:  /s/ Anthony F.  Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: May 20, 2004

                            ID BIOMEDICAL CORPORATION

                                NOTICE OF MEETING
                                       AND
                              INFORMATION CIRCULAR
                                       FOR
                                      2004
                             ANNUAL GENERAL MEETING
                                 OF SHAREHOLDERS










                             To be held at 2:30 p.m.
                             Thursday, June 3, 2004
                                     in the
                              Princess Louisa Suite
                                       in
                          The Fairmont Waterfront Hotel
                              900 Canada Place Way
                                  Vancouver, BC
                                     V6C 3L5

                            ID BIOMEDICAL CORPORATION
                             1630 WATERFRONT CENTER
                               200 BURRARD STREET
                                     V6C 3L6

                      NOTICE OF 2004 ANNUAL GENERAL MEETING





NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of ID Biomedical Corporation (the "Company") will be held in the Princess Louisa Suite, in The Fairmont Waterfront Hotel, located at 900 Canada Place Way, Vancouver, British Columbia on Thursday, June 3, 2004, at 2:30 p.m. (Vancouver time) for the following purposes:

1. To receive the Company's annual report, consisting of the annual audited financial statements of the Company for the financial year ending December 31, 2003, the auditors' report on the annual audited financial statements of the Company and the report of the directors of the Company.

2. To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

3. To elect, by ordinary resolution, the directors of the Company for the ensuing year.

4. To consider and, if deemed appropriate, to approve, by ordinary resolution the implementation of a Restricted Share Unit Plan, as summarized in the accompanying Information Circular.

5. To transact any other business as may properly come before the annual general meeting and any adjournments thereof.

A copy of the proposed Restricted Share Plan, which will be presented for approval at the annual general meeting is available from the Secretary of the Company at the Company's head office at Suite 1630 - Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.


If you are a REGISTERED SHAREHOLDER of the Company and are unable to attend the meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 4:00 p.m. (Toronto time) on June 1, 2004.


If you are an UNREGISTERED SHAREHOLDER of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED this 22nd day of April, 2004.


                                     BY ORDER OF THE BOARD

                                     /s/ Anthony F. Holler
                                     ---------------------------------
                                     (signed) ANTHONY F. HOLLER
                                              Chief Executive Officer

                            ID BIOMEDICAL CORPORATION

                              INFORMATION CIRCULAR


SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual General Meeting ("Notice") for the 2004 Annual General Meeting ("Meeting") of the members ("shareholders") of ID Biomedical Corporation ("Company" or "IDB") to be held on June 3, 2004 and is furnished in connection WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF THE COMPANY for use at the Meeting, or at any adjournment thereof, for the purposes set forth in the accompanying Notice.

This solicitation of proxies will be conducted by mail but may be supplemented by telephone or other personal contact to be made without special compensation by officers or employees of the Company. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principal's authorization to execute forms of proxy. The total cost of solicitation will be borne by the Company.

The head office of the Company is Suite 1630 - Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6. The telephone number is (604) 431-9314 and the facsimile number is (604) 431-9378. The registered and records office of the Company is located at 900 Waterfront Center, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2.

The date of this Information Circular is April 22, 2004 and it is first being sent to shareholders on or about April 30, 2004.

APPOINTMENT OF  PROXYHOLDER

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY THE MANAGEMENT OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE THE CHIEF EXECUTIVE OFFICER AND THE PRESIDENT OF THE COMPANY.

A REGISTERED SHAREHOLDER OF THE COMPANY OR, SUBJECT TO APPLICABLE LAWS, AN INTERMEDIARY WHO HOLDS SHARES OF THE COMPANY ON BEHALF OF A NON-REGISTERED SHAREHOLDER, HAS THE RIGHT TO APPOINT AN INDIVIDUAL TO ATTEND AND ACT FOR, AND ON BEHALF OF, THE SHAREHOLDER OR INTERMEDIARY AT THE MEETING OTHER THAN ONE OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY. A REGISTERED SHAREHOLDER OR INTERMEDIARY WHO DOES NOT WISH TO APPOINT EITHER OF THE PERSONS SO NAMED SHOULD STRIKE OUT THOSE NAMES AND INSERT, IN THE BLANK SPACE PROVIDED, THE NAME OF THE INDIVIDUAL WHOM THE SHAREHOLDER OR INTERMEDIARY WISHES TO APPOINT AS PROXYHOLDER. THAT INDIVIDUAL NEED NOT BE A SHAREHOLDER.

AS IS THE CASE WITH MOST PUBLIC COMPANIES, MANY SHARES OF THE COMPANY ARE NOT REGISTERED IN THE NAME OF THE BENEFICIAL HOLDERS OF THE SHARES BUT RATHER REGISTERED IN THE NAME OF AN INTERMEDIARY OR NOMINEE SUCH AS A FINANCIAL INSTITUTION, TRUST COMPANY OR BROKER. PERSONS HOLDING SHARES IN THIS MANNER ARE NOT REGISTERED SHAREHOLDERS AND CAN ONLY VOTE THEIR SHARES AT THE MEETING BY FOLLOWING THE VOTING OR PROXY APPOINTMENT INSTRUCTIONS PROVIDED TO THEM BY THEIR INTERMEDIARY OR NOMINEE.

EXECUTION OF PROXY

A proxy will not be valid unless it is signed by the registered shareholder or intermediary or by the registered shareholder's or intermediary's agent duly authorized in writing or, if the registered shareholder or intermediary is a company, under its seal or by an officer or agent thereof duly authorized. If a proxy is executed by an agent for a registered shareholder or intermediary then the instrument empowering the agent, or a notarial copy thereof, must accompany the proxy.

JOINT HOLDERS

A proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them. If more than one of several joint holders are present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, the joint member present whose name is first on the register shall alone be entitled to vote in respect of the jointly held shares.

DEPOSIT OF PROXY

Executed proxies must be deposited by hand or mail with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 4:00 p.m. (Toronto time) on June 1, 2004, or not less than 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting. The chair of the Meeting has the discretion to accept proxies filed subsequently.

All non-registered shareholders who receive these proxy materials through their broker or through another intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or by that other intermediary.

EXERCISE OF VOTE BY PROXY

Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted or withheld from voting in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the registered shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by such proxies will be voted accordingly. IF NO CHOICE IS SPECIFIED, THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF ALL MATTERS PROPOSED BY MANAGEMENT AT THE MEETING. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date of this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the registered shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment unless written notice of such death, incapacity, bankruptcy or revocation is received by the chair of the Meeting, as applicable, at any time before the vote is cast.

REVOCATION OF PROXY

A registered shareholder or intermediary may revoke a proxy before it is exercised by depositing an instrument in writing, executed by the shareholder or by the shareholder's agent duly authorized in writing or where the shareholder is a company, by a duly authorized officer or attorney of the company, at the registered office of the Company at 900 Waterfront Center, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the chair of the Meeting on the day of the Meeting or at any adjournment thereof and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner permitted by law.

CURRENCY

All references to monetary amounts in this Information Circular are in Canadian dollars unless otherwise indicated.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described in this Information Circular, none of the directors or senior officers of the Company, management nominees for election as a director of the Company, persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, or any associate or affiliate of any of the foregoing have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

VOTING SHARES

The authorized capital of the Company consists of 200,000,000 common shares without par value ("Share" or "Shares"), 100,000,000 Class "A" Preference shares with a par value of $10 each and 100,000,000 Class "B" Preference shares with a par value of $50 each, of which 41,971,744 Shares and no Class "A" or Class "B" Preference shares were issued and outstanding as of April 22, 2004. At an annual general meeting of the Company every holder of Shares present in person or represented by proxy and entitled to vote shall have one vote on any show of hands and one vote per Share on a poll, and shall have the right to require resolutions to be voted by a poll. Holders of Shares of record at the close of business on April 23, 2004, will be entitled to receive notice of and to vote at the Meeting.

PRINCIPAL HOLDERS

To the knowledge of the directors and senior officers of the Company, as at April 22, 2004, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

As at April 22, 2004 the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercise control over 905,820 Shares (excluding Shares under options granted and unexercised).

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of one person present and being, or representing by proxy, a shareholder of the Company. Unless otherwise described herein, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

PARTICULAR MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of KPMG LLP, Chartered Accountants, as the auditors of the Company to hold office until the close of the next annual general meeting, or until a successor is appointed, at a remuneration to be determined by the directors. KPMG were first appointed auditors of the Company on June 4, 1991.

For the year ended December 31, 2003, the total amount of fees paid by the Company to KPMG LLP for professional services rendered was $426,999. These fees were paid as follows:

AUDIT FEES - The Company paid KPMG LLP a total of $140,000 for audit services in connection with the audit of the Company's annual consolidated financial statements for the year ended December 31, 2002 and the review of the Company's quarterly consolidated financial statements for 2003.

OTHER FEES - The Company paid KPMG LLP a total of $286,999 for all other services rendered during the year ended December 31, 2003. The following table provides a breakdown of these fees:


              Review of Accounting Issues                    $ 24,786
              Tax Compliance                                 $ 74,100
              Financing Activities                           $188,113
                                                             --------
                                                             $286,999
                                                             --------
                                                             --------

The Board of Directors recommends the appointment of KPMG LLP as the auditors of the Company for the ensuing year at a remuneration to be fixed by the directors.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to pass a resolution to elect nine members to the Board of Directors for the ensuing year. The Articles of the Company provide that the members of the Board of Directors may appoint additional directors over the course of the year to a maximum of an additional one-third of the number of directors elected or appointed at the most recent annual general meeting of shareholders.

Directors are elected annually by the shareholders of the Company and hold office until the next annual general meeting of the Company. Management's nominees for election to the Board of Directors will be as follows:

      NAME, PRESENT POSITION AND                      PRESENT                         FIRST               SHARES
      MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION(1)          APPOINTED DIRECTOR        OWNED(2)
      -------------------------               -----------------------          ------------------        --------
DR. RICHARD BASTIANI(3)(4)              Retired; Formerly President,         October 15, 1996            103,486
Chairman, Director                      Dendreon Corp. (biotechnology
Los Gatos, CA                           company)

DANIEL A. CARRIERE(3)                   President, Carriere Financial        August 24, 1998             239,666
Director                                Services Inc. (venture capital
Vancouver, BC                           company)

MICHEL GRECO (3)(5)                     Retired; Formerly President, COO,    October  24, 2002              -
Director                                Aventis Pasteur (biotechnology
Lyon, France                            company)

ANTHONY F. HOLLER, M.D.                 Chief Executive Officer of the       March 4, 1991               324,934
Chief Executive Officer and a Director  Company
Vancouver, BC

RICHARD H. MCCOY(3)(4)(5)               Retired; Vice Chairman, Investment   September 13, 1999           55,662
Director                                Banking, TD Securities Inc.
Toronto, ON                             (investment dealer)

TODD R. PATRICK                         President of  the Company            May 18, 2000                100,963
President and a Director
Bellevue, WA

JON S. SAXE (3)(4)(5)                   Retired; Formerly President,         November 10, 1993            62,783
Director                                Protein Design Labs, Inc.
Los Altos, CA                           (biopharmaceutical company)

DR. BRIAN J.                            Vice President, MDS Capital          September 13, 1999           4,000
UNDERDOWN, PhD(3)(4)                    Corporation and President,
Director                                University Medical Discoveries Inc.
Toronto, ON

IAN A. WEBB(4)(6)                       Partner, Borden Ladner Gervais LLP   July 11, 1997                6,386
Director                                   (law firm)
Vancouver, BC

(1) Includes occupations for the preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of April 22, 2004.
(3)  Member of Audit Committee.
(4)  Member of Corporate Governance Committee.
(5)  Member of Compensation Committee.
(6) Related Director due to the fact that he is a partner of Borden Ladner Gervais LLP, the Company's legal counsel.

Certain parts of the information in the table above are not within the knowledge of management of the Company and has been provided by the individual directors.

      The following are brief biographies of the Company's nominees for Director.


      DR. RICHARD BASTIANI, CHAIRMAN

      Richard Bastiani was appointed to the Company's Board of Directors in October 1996. In August 1998, he was appointed Chairman of the Board. As the former President of Syva Company, an in-vitro diagnostics manufacturer, Dr. Bastiani is a well known industry executive. He was most recently President of Dendreon Corp., a Seattle, Washington biotechnology company focused on the development of innovative cancer therapies. From 1972 to 1991, Dr. Bastiani held a succession of Vice President positions at Syva. He was responsible at various times for conducting clinical studies, obtaining regulatory approvals, establishing a new division within the company, and conducting worldwide marketing, sales and service activities. In 1991, Dr. Bastiani was appointed President, a position he held until 1995 when Syva was acquired by Behringwerke AG, a subsidiary of Hoechst AG.

      OTHER BOARD AFFILIATIONS: ABAXIS, INC.; AND DISCOVERX CORPORATION

      ANTHONY F. HOLLER, MD, CHIEF EXECUTIVE OFFICER AND DIRECTOR

      Anthony F. Holler was one of the original founders of ID Biomedical Corporation and has been a member of the Company's Board of Directors since inception. Dr. Holler has held a number of executive positions with the Company including President. On March 27, 2001 Dr. Holler was appointed Chief Executive Officer. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at The University of British Columbia. He is a member of the British Columbia College of Physicians and Surgeons.

      OTHER BOARD AFFILIATIONS: CORRIENTE RESOURCES INC.

      DANIEL A. CARRIERE, DIRECTOR

      Daniel A. Carriere was appointed to the Company's Board of Directors in August, 1998. Mr. Carriere has been a significant shareholder in the Company since the Company's initial public offering in 1991. He is currently President of Carriere Financial Services Inc., a Canadian firm specializing in growth and financial strategies for small to medium capitalized companies. Mr. Carriere is a partner in Infinity Filmed Entertainment Group, a television and film production company servicing the international marketplace and a partner in eXcape Inc. a company specializing in the deployment and operation of wireless financial point-of-sale networks.

      OTHER BOARD AFFILIATIONS: EXCAPE INC.; INFINITY FILM ENTERTAINMENT, BOG PRODUCTIONS INC.; BOG PRODUCTIONS (1999) INC.; PRECIPICE PRODUCTIONS LTD; ZACHOR PRODUCTION LIMITED; NUTSHELL PRODUCTIONS LTD.; DUTY PRODUCTIONS LTD.; GUINEA PIG PRODUCTIONS LTD.; AND COMEDIC PRODUCTIONS LTD.

      MICHEL GRECO, DIRECTOR

      Michel Greco was appointed to the Company's Board of Directors in October, 2002. Beginning in 1998 and until his retirement at the end of 2002, Mr. Greco was President and COO and a Supervisory Board member of Aventis Pasteur, a world-leading vaccine manufacturer. Prior to becoming President of Aventis Pasteur, Mr. Greco was President and Chief Executive Officer of Pasteur Merieux MSD from 1994 to 1998, a European joint venture between Aventis Pasteur and Merck and Co. Mr. Greco has also held a number of industry-wide responsibilities over the years, including President of the European Vaccine Manufacturers Group, Chairman of the Biological Committee of the International Federation of Pharmaceutical Manufacturers Associations, as well as a member of the World Health Organization, Department of Vaccines and Biologicals, Strategic Advisory Group of Experts. Mr. Greco holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

      OTHER BOARD AFFILIATIONS: VAXGEN INC.; FLAMEL; INTERCELL; DAS SAS; IAVI (THE INTERNATIONAL AIDS VACCINE INITIATIVE);AERAS GLOBAL TUBERCULOSIS VACCINE FOUNDATION; AND IVI(THE INTERNATIONAL VACCINE INSTITUTE).

      RICHARD H. MCCOY, DIRECTOR

      Richard McCoy has been in the investment business for over 35 years. Prior to retiring in October, 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

      OTHER BOARD AFFILIATIONS: ABERDEEN ASIA-PACIFIC INCOME INVESTMENT CO.; ABERDEEN G7 TRUST; AND ROTHMANS INC.; PUBLIC STORAGE CANADIAN PROPERTIES.

      TODD R. PATRICK, MBA, PRESIDENT  AND DIRECTOR

      Todd R. Patrick is the President of the Company, as well as a member of the Board of Directors. In addition, Mr. Patrick currently serves as the acting Chief Financial Officer and is a Director of IDB's subsidiary companies, ID Biomedical of Washington Corporation and ID Biomedical of Quebec Corporation. Mr. Patrick has been employed by the Company since July 1, 1994 and has been a Director since May, 2000. Mr. Patrick joined the Company from the University of California, Los Angeles (UCLA), where, as the Director of the Office of Intellectual Property Administration, he was responsible for the patenting and licensing of the intellectual property arising out of UCLA. Prior to establishing UCLA's technology transfer program in 1989, Mr. Patrick served as the Executive Director of the Washington State University (WSU) Research Foundation.

      OTHER BOARD AFFILIATIONS: CONTROL DYNAMICS, INC.; WSU RESEARCH FOUNDATION BOARD OF TRUSTEES; AND WASHINGTON BIOMEDICAL AND BIOTECHNOLOGY ASSOCIATION.

      JON S. SAXE, DIRECTOR

      Jon S. Saxe was appointed to the Company's Board of Directors in 1993. He was President from 1995 - 1999 and is a Director of Protein Design Labs, Inc., a biotechnology company headquartered in Fremont, California that is developing a portfolio of therapeutic antibodies to prevent and treat serious medical problems such as cancers, asthma, inflammatory bowel disease and other inflammatory conditions. Until 1994, Mr. Saxe was Principal of Saxe Associates - consultants to venture capital firms and biotechnology, diagnostic, and pharmaceutical companies. Mr. Saxe is former Vice President, Licensing and Corporate Development of Hoffmann-LaRoche Inc., where he worked for nearly 30 years (1960-1989). He held the position of CEO and President at Synergen, Inc. from 1989 to 1993.

      OTHER BOARD AFFILIATIONS: INCYTE CORPORATION; INSITE VISION, PROTEIN DESIGN LABS, INC.; QUESTCOR PHARMACEUTICAL; FIRST HORIZON PHARMACEUTICALS, INC.; DURECT, INC.; SCICLONE, INC.; AND SEVERAL PRIVATE COMPANIES.

      DR. BRIAN J. UNDERDOWN, DIRECTOR

      Dr. Underdown, an immunologist by training, is Senior Vice-President and Managing Director, Technology Investing at MDS Capital Corporation and President, University Medical Discoveries Inc. Prior to joining MDS Capital Corporation in 1997, Dr. Underdown was Assistant Vice President Research and Director of Immunology at Pasteur Merieux Connaught, one of the world's leading vaccine manufacturers. From 1970 to 1994, Dr. Underdown held a number of academic positions including Professor and Associate Dean Research at the Faculty of Medicine, University of Toronto and Professor, Department of Pathology and Associate Dean Research at the Faculty of Health Sciences, McMaster University.

      OTHER BOARD AFFILIATIONS: UNIVERSITY MEDICAL DISCOVERIES INC.; CYTOCHROMA INC.; TRILLIUM THERAPEUTICS INC.; WELLICHEM BIOTECHNOLOGIES INC.; MERIX BIOSCIENCES INC.; SALPEP INC.; AND CANVAC, THE CANADIAN CENTRE FOR VACCINES AND IMMUNOTHERAPEUTICS.

     IAN A. WEBB, DIRECTOR

     Ian A. Webb was elected to the Company's Board of Directors in July, 1997. Mr. Webb is a partner of the law firm of Borden Ladner Gervais LLP. His practice focuses on corporate and securities law with an emphasis on the legal requirements of public companies in a wide variety of industry sectors including biotechnology, mining and forestry. Mr. Webb obtained a Bachelor of Laws Degree from Osgoode Hall Law School in 1981 and a Masters Degree in Theoretical Physics from the University of Saskatchewan in 1976.

     OTHER BOARD AFFILIATIONS: NONE

APPROVAL OF RESTRICTED SHARE UNIT PLAN

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to approve the terms of a Restricted Share Unit Plan (the "RSU Plan"), as previously approved by the Board of Directors. The text of the ordinary resolution to approve the Plan is set out in Schedule A to this Information Circular. IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE ACCOMPANYING FORM OF PROXY WILL BE VOTED FOR THIS ORDINARY RESOLUTION. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THIS ORDINARY RESOLUTION.

The RSU Plan would allow employees of the Company to earn Shares of the Company over time, rather than stock options that give the holder the right to purchase Shares at a set price. Under the proposed RSU Plan, restricted share units (the "RSUs") would be issued to directors, officers and employees of the Company without any monetary consideration being payable to the Company. The vesting of the RSUs will be subject to certain financial performance-based criteria and automatic time-based criteria, as determined by the Board of Directors. To the extent that the such criteria are attained, each RSU would be converted into one fully paid Share from treasury, without any further consideration payable to the Company in respect thereof. On termination of employment for any reason whatsoever, all unvested RSUs will be forfeited. Upon death or total disability all unvested RSUs will immediately vest.

On April 20, 2004 the Company announced that it signed an Asset Purchase Agreement (the "Agreement") with Shire BioChem Inc. ("Shire") related to the sale of Shire's vaccine business to the Company (the "Shire Transaction"). Among other things, the Agreement provides for the issuance to Shire of subscription receipts entitling Shire to acquire approximately 5.4 million Shares. If the Shire Transaction closes, the Company's total number of employees will grow about 250% increasing the number of Shares required to accomplish the objectives of the RSU Plan.

Prior to the closing of the Shire Transaction, the maximum number of Shares that may be reserved for issuance under the RSU Plan shall be limited to 2,100,000 Shares (representing approximately 5% of the total number of issued and outstanding Shares as at the date of this Information Circular). Following the closing of the Shire Transaction as contemplated by the Agreement and the exercise of all the subscriptions receipts issued to Shire, the maximum number of Shares that may be reserved for issuance under the RSU Plan shall be limited to 2,850,000 Shares (representing approximately 6% of the total number of issued and outstanding Shares).

The Plan will provide that the number of Shares issued to any one grantee under the RSU Plan, together with all of the Company's other previously established or proposed share compensation arrangements, will not exceed 5% of the total number of Shares on a non-diluted basis. The number of Shares which may be issued to insiders (as defined in the SECURITIES ACT (British Columbia)), under the RSU Plan, together with all of the Company's other previously established or proposed share compensation arrangements, in aggregate, will not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the RSU Plan, together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

      (a) to insiders in aggregate will not exceed 10% of the outstanding issue; and


      (b) to any one insider and such insider's associates (as defined in the SECURITIES ACT (British Columbia)) of such insider, will not exceed 5% of the outstanding issue.


For the purposes of the foregoing, Shares issued pursuant to an entitlement granted prior to a grantee becoming an insider may be excluded in determining the number of Shares issuable to insiders under the RSU Plan. For the purposes of paragraphs (a) and (b) above, "outstanding issue" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

The RSUs will be accounted for as a compensation expense under the fair value method of accounting.

A copy of the proposed RSU Plan, is available from the Secretary of the Company at the Company's head office at Suite 1630 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and will be available for review at the Meeting.

The Board believes that the proposed RSU Plan will offer to participants a competitive, more stable level of equity-based compensation than stock options. The Board has determined that the RSU Plan is necessary and in the best interests of the Company and its shareholders in order for the Company to continue to secure and retain key personnel and to provide additional motivation to such persons to exert their best efforts on behalf of the Company and its subsidiaries. The Company expects to issue fewer RSUs than the number of stock options historically granted as a result of the way in which the RSUs are valued. As a result, the Board expects that the issuance of RSUs will result in a reduction in the future dilution of the Company's Shares attributable to share compensation arrangements. The Board also expects that the Company will benefit from the added interest which employees will have in the welfare of the Company as a result of their ownership or increased ownership of the Company's Shares.

As at the date of this Information Circular, the Company has a total of 4,110,310 outstanding options to acquire Shares pursuant to the Company's Stock Option Plan. UPON SHAREHOLDER APPROVAL OF THE PROPOSED RSU PLAN, NO FURTHER STOCK OPTIONS WILL BE GRANTED UNDER THE STOCK OPTION PLAN UNLESS THE COMPANY SEEKS AND OBTAINS SHAREHOLDER APPROVAL FOR AN INCREASE IN THE MAXIMUM NUMBER OF SHARES WHICH CAN BE ISSUED UNDER THE STOCK OPTION PLAN. In addition, a total of 119,641 Shares are still available for issuance under the Company's Directors' Fee Payment Plan. Prior to closing of the Shire Transaction, the sum of these outstanding options and all additional Shares which could be granted pursuant to the Directors' Fee Payment Plan, together with the 2,100,000 Shares issuable under the proposed RSU Plan will represent a total of approximately 15.1% of the Shares issued and outstanding as at the date of this Information Circular. Assuming the closing of the Shire Transaction as contemplated by the Agreement and the exercise of all the subscription receipts issued to Shire, the 2,850,000 Shares issuable under the proposed RSU Plan would represent a total of approximately 14.9% of the Shares issued and outstanding.

Shareholder approval of the proposed RSU Plan is required pursuant to the rules and policies of the Toronto Stock Exchange (the "TSX") and the Nasdaq National Market ("Nasdaq"). The rules and policies of the TSX further require that the proposed RSU Plan must be approved by a majority of the votes cast at the Meeting other than votes attaching to Shares beneficially owned by insiders to whom any RSUs may be issued and their associates. The number of votes attaching to the Shares that, to the Company's knowledge as at April 22, 2004, will not be counted for the purpose of determining whether this required level of shareholder approval has been obtained is 1,856,223 Shares. The proposed RSU Plan is also subject to regulatory approval by the TSX and Nasdaq.

EXECUTIVE COMPENSATION

NUMBER OF EXECUTIVE OFFICERS AND AGGREGATE COMPENSATION

There are three executive officers of the Company who received in excess of $100,000 in employment compensation during the most recently completed financial year. These are the Chief Executive Officer, the President/Chief Operating Officer and the Vice President of Finance and Administration (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of the Named Executive Officers during the Company's twelve months ending December 31, 2003, December 31, 2002 and December 31, 2001.

                           SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                          LONG-TERM COMPENSATION AWARDS
                            ----------------------------------------- -------------------------------------------------------------
                                                                                           RESTRICTED
                                                                             SECURITIES      SHARES
                                                               OTHER           UNDER          OR
                                                               ANNUAL         OPTIONS     RESTRICTED      LTIP       ALL OTHER
         NAME AND                     SALARY      BONUS     COMPENSATION      GRANTED     SHARE UNITS    PAYOUTS   COMPENSATION(4)
    PRINCIPAL POSITION       YEAR      US($)      US($)        ($)              (#)           ($)          ($)          ($)
---------------------------  ----     ------      -----     ------------      -------     -----------    -------   ---------------

DR. ANTHONY F. HOLLER(1)    2003     325,000     220,000        -             35,000            -            -            -
Chief Executive Officer     2002     280,000         -          -            300,000            -            -            -
                            2001     280,000         -          -            265,000            -            -            -

TODD R. PATRICK(2)          2003     325,000     220,000        -                  -            -            -            -
President and Chief         2002     280,000         -          -            325,000            -            -            -
Operating Officer           2001     280,000         -          -            275,000            -            -            -

RICHARD BEAR(3)
VP, Finance and             2003     160,000      48,000        -                  -            -            -            -
Administration


(1) Dr. Anthony F. Holler was appointed CEO of the Company effective March 28, 2001.

(2) Todd R. Patrick was appointed President of the Company effective March 28, 2001.

(3) Richard Bear was appointed the Vice President of Finance and Administration of the Company effective December 17, 2002.

(4) No perquisites or other personal benefits, securities or property was awarded to an Named Executive Officer which was greater than $50,000 and 10% of the total of their annual salary and bonus for the financial year.

OPTIONS GRANTED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

The following table provides information related to the grants of options to purchase Shares to the Named Executive Officers during the financial year ended December 31, 2003.

                                                                                  MARKET VALUE OF
                                 SECURITIES                                          SECURITIES
                                    UNDER         % OF TOTAL                         UNDERLYING
                                   OPTIONS      OPTIONS GRANTED    EXERCISE OR     OPTIONS ON THE
                                   GRANTED      TO EMPLOYEES IN     BASE PRICE     DATE OF GRANT
             NAME                    (#)        FINANCIAL YEAR     ($/SECURITY)     ($/SECURITY)      EXPIRATION DATE
---------------------------      ----------     ----------------   ------------   ---------------     ---------------
DR. ANTHONY F. HOLLER              35,000             6.1             $15.72           $15.72          June 16, 2008


AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth information concerning the exercise of options during the 12 month period ended December 31, 2003 and the value at December 31, 2003 of unexercised in-the-money options held by the Named Executive Officers. No Stock Appreciation Rights are outstanding.

                                                                                                 VALUE OF UNEXERCISED
                                                                                                 IN-THE-MONEY OPTIONS
                               SECURITIES                              UNEXERCISED OPTIONS AT        AT FINANCIAL
                               ACQUIRED ON                             FINANCIAL YEAR-END (#)        YEAR-END ($)
                                EXERCISE          AGGREGATE VALUE           EXERCISABLE/             EXERCISABLE/
           NAME                    (#)             REALIZED ($)            UNEXERCISABLE             UNEXERCISABLE
------------------------       -----------        ---------------      ----------------------    --------------------
DR. ANTHONY F. HOLLER            35,000              $336,000             355,375/444,625         3,167,719/3,252,831

TODD R. PATRICK                     -                    -                367,250/432,750         3,311,088/3,421,413

RICHARD BEAR                     20,000              $374,000              17,500/162,500         147,875/1,133,125


REPORT OF EXECUTIVE COMPENSATION

COMPOSITION OF THE COMPENSATION COMMITTEE

For the year ended December 31, 2003, the Compensation Committee was comprised of Daniel A. Carriere, Richard H. McCoy and Jon S. Saxe. (See "Election of Directors" for a description of the relationship each member has to the Company). None of the members of the Compensation Committee is or has been an executive officer or employee of the Company nor do any members have any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

REPORT OF EXECUTIVE COMPENSATION

It is the mandate of the Compensation Committee to review and recommend compensation policies and programs for the Company as well as salary and benefit levels for its executives. The Compensation Committee makes recommendations to the Board of Directors which gives final approval on compensation matters.

The compensation of the Company's executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The Compensation Committee met twice formally and had several other discussions during the last financial year. The Company's executive compensation program consists of a base salary, bonus and a longer term component consisting of stock options.

The objective of the Compensation Committee is to provide a compensation package that is competitive, will attract and retain qualified executives and will encourage performance by executives to enhance the growth and underlying shareholder value of the Company.

The Compensation Committee positions its executive compensation (including salaries) at or above the median of the range of compensation levels for comparative companies. The comparative companies are North American biotechnology and pharmaceutical companies at a similar stage of development and market capitalization.

The salary structure reflects competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

BASE SALARY

On the recommendation of the Chief Executive Officer and President, the Board of Directors approves ranges for base salaries for employees at all levels of the Company based on reviews of market salary data from peer groups, industry and national surveys provided by independent organizations and consultants. The level of base salary for each employee within a specified range is determined by assessing the level of responsibility and impact on decision-making at the Company. It is also impacted by the education and past experience of the employee. The level of past performance by the employee (determined by reference to corporate and individual objectives set at the beginning of each calendar year) will also affect base salary.

The Chairperson of the Compensation Committee prepares recommendations for the Compensation Committee with respect to the base salary to be paid to the Chief Executive Officer and to the President. The Compensation Committee's recommendations for base salaries for the Chief Executive Officer and the President are then submitted for approval by the Board of Directors of the Company.

STOCK OPTIONS

The second element in the total compensation plan is the Company's Stock Option Plan. Grants of stock options are made to executive officers, employees and directors on the basis of the number of options currently held, job title, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to impact corporate and business performance.

Options are granted to executive officers on commencement of employment. Future grants of options are considered on an annual basis, though the Company will not grant any additional options unless the Company seeks and obtains shareholder approval for an increase in the maximum number of Shares which can be issued under the Stock Option Plan.

The objectives of providing equity-based incentives to executive officers are:


1.  to maintain a strong focus on future creation of shareholder value;


2. to provide alignment between the interests of the senior management team and those of the shareholders;


3. to provide long term incentive to the senior management team whose actions have a direct and identifiable impact on corporate results;


4.  to ensure long term commitment of senior management to the Company; and,

5. to attract, retain and motivate the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

CASH BONUSES

The third element in the total compensation plan is the cash/bonus incentive program. Cash bonuses are made to executive officers, employees and directors on the basis of goals, job title, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to impact corporate and business performance.

The Compensation Committee recommends to the Board of Directors annually, the performance levels allocated to employees, goals and objectives for the corresponding year and the Board approves those goals and objectives. The Board of Directors also approves the percentage of goals attained annually.

CHIEF EXECUTIVE OFFICER COMPENSATION

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary, bonus and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and/or performance within the Company and the biotechnology and pharmaceutical industry in North America.

The above report is submitted on behalf of the Compensation Committee.

                                JON S. SAXE (CHAIRMAN)
                                RICHARD H. MCCOY
                                MICHEL GRECO


COMPENSATION OF DIRECTORS

Directors may receive compensation in the form of incentive stock options for serving as directors of the Company at the discretion of the Compensation Committee. In the most recently completed financial year, directors were granted stock options as follows:

                               NUMBER OF SHARES
           NAME                  UNDER OPTION         EXERCISE PRICE       DATE OF GRANT           EXPIRY DATE
---------------------------    ----------------       --------------     -----------------      -----------------
DANIEL A. CARRIERE                 25,000                  $9.91         February 17, 2003      February 17, 2008

JON S. SAXE                        10,000                  $9.91         February 17, 2003      February 17, 2008

DR. RICHARD BASTIANI               25,000                  $9.91         February 17, 2003      February 17, 2008

IAN A. WEBB                        25,000                  $9.91         February 17, 2003      February 17, 2008

The compensation arrangements for the Board of Directors reflect the structures proposed by the corporate governance guidelines of the TSX. The Company has deemed it to be in its best interest to enter into Director Compensation Agreements with each of its non-management directors, namely, Dr. Richard Bastiani, Daniel A. Carriere, Michel Greco, Richard H. McCoy, Jon S. Saxe, Dr. Brian J. Underdown and Ian A. Webb. Under these agreements, each non-management director will receive $12,000 per year, paid in quarterly installments of $3,000, incentive stock options as determined appropriate by the Compensation Committee of the Company, meeting fees of $750 for each meeting attended and an additional fee of $750 per meeting attended by a director outside of the directors area of residence and reimbursement of all reasonable business expenses incurred in connection with attending to Board matters.

For the year ended December 31, 2003, the non-management directors of the Company were paid $120,750 for their service on the Board of Directors. Non-management directors of the Company were issued a total of 85,000 stock options in the year ended December 31, 2003.

The Company has also instituted a Directors' Fee Payment Plan (the "Plan"). Under the terms of the Plan, each director is permitted to elect to receive his or her director's fees in either cash or Shares. The Shares can be issued only to a director or his or her personal holding company and are to be issued at market price at the time of issuance. The total number of Shares issued pursuant to the Plan is fixed by shareholders from time to time.

In addition, the total number of Shares issued in any one year to insiders of the Company under the Plan and the Stock Option Plan combined cannot exceed 10% of the outstanding Shares, and no one individual may receive more than 5% of the outstanding Shares under these two plans in any one year.

For the year ended December 31, 2003, five non-management directors of the Company received their payment in Shares totaling 6,283 Shares. Two non-management directors elected to receive their compensation in cash.

DIRECTORS AND OFFICERS INSURANCE

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $10,000,000 million. The policy governing such insurance is subject to standard exclusions and limitations. During the fiscal year ended December 31, 2003, the amount of premiums paid in respect of such insurance was $270,027.51.

PERFORMANCE GRAPH

The following graph compares cumulative total shareholder return on $100 invested in Shares on December 31, 1998 with the cumulative total return of the S&P/TSX Composite Index over the same period, in each case assuming the re-investment of dividends.

                             31-Dec-98     31-Dec-99    31-Dec-00     31-Dec-01     31-Dec-02      31-Dec-03
The Company                      100          114         241.02        221.48        339.05         503.21
S&P/TSX Composite                100         129.72       137.74        118.54        101.98         126.75



                                    [CHART]



INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at December 31, 2003, and for the 12 months prior to that date, none of the directors, officers, or senior officers of the Company, the management nominees for election as a director of the Company, or any associates or affiliates of the foregoing were indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company other than as disclosed herein or in previous Information Circulars.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are, to any substantive degree, performed by persons other than the directors or senior officers of the Company.

CORPORATE GOVERNANCE

The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company's particular circumstance, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all shareholders.

As a Company listed on the TSX, the Company is subject to the guidelines for effective corporate governance which have been published by the TSX. With one minor exception, the Company believes it follows all current TSX guidelines. A detailed description of how the Company's policies and practices compare to the TSX guidelines is attached as Schedule B to this Information Circular.

In addition, the Company is aware that the TSX has proposed certain changes to its corporate governance guidelines. Although these changes are not yet in effect, the Company believes its current corporate governance practices would fully satisfy all the proposed changes to the guidelines if they were implemented. In addition, Schedule B to this circular sets out the Company's compliance with a number of other governance regimes, including relevant portions of the United States SARBANES-OXLEY ACT OF 2002 ("SOX") and the rules of the NASDAQ National Market relating to corporate governance.

The Company is committed to establishing good corporate governance processes and procedures. During 2003, the Board of Directors continued to further its commitment to corporate governance through reviewing existing processes and, where appropriate, developing new corporate governance processes and procedures and will continue to ensure an effective process and structure for the management of the Company at all levels.

MANDATE OF THE BOARD

The Board of Directors has adopted a written mandate that defines its stewardship responsibilities. The Board's principal responsibilities are:

o   to supervise and evaluate management;
o   to oversee the conduct of the business; and
o to set policies appropriate for the business and to approve corporate strategies and goals.

The mandate and responsibilities of the Board are to be carried out in a manner consistent with the fundamental objective of protecting the value of the Company against erosion and providing ongoing benefit to the shareholders.

Prior to the end of each fiscal year, the Board of Directors reviews and approves an operating and capital budget for the ensuing fiscal year. Management is authorized by the Board of Directors to incur capital expenditures specifically provided for in the budget, subject to certain limitations.

Management is expected to perform the day-to-day activities of running the affairs of the Company, achieving the corporate strategies and goals approved by the Board of Directors and responding to shareholder concerns and enquiries.

The Board of Directors meets a minimum of four times a year and at each meeting reviews with management operational, financial and strategic planning issues. The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company's affairs and the opportunities or risks which the Company faces. The Board met ten times in 2003. Five board members attended all of the meetings. Two of the board members attended nine of the ten meetings. Two board members attended eight of the ten meetings.

COMPOSITION OF THE BOARD

The TSX guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSX guidelines define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The TSX guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and should fairly reflect the investment in the corporation by shareholders other than the significant shareholder. The Company does not have a significant shareholder under the terms defined by the TSX.

A majority of the members of the Board of Directors are unrelated directors who are independent of management and are free from any interest or business relationship that could, or could be perceived to, materially interfere with their ability to act in the best interest of the Company. In addition the Chairman of the Board, Dr. Richard Bastiani, is an unrelated director who is also independent of management.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company has an Audit Committee, a Compensation Committee and a Corporate Governance Committee. The following tables describe the members of each committee and whether such members are related or members of management.

                                 AUDIT COMMITTEE

                                                                           MANAGEMENT/NON-
          MEMBER                              UNRELATED/RELATED            MANAGEMENT
          ----------------------------------------------------------------------------------
          Richard H. McCoy
          (Chairman/Financial Expert(1))      Unrelated                    Non-Management
          Dr. Richard Bastiani                Unrelated                    Non-Management
          Michel Greco                        Unrelated                    Non-Management
          Jon S. Saxe                         Unrelated                    Non-Management
          Dr. Brian J. Underdown              Unrelated                    Non-Management
          Daniel A. Carriere                  Unrelated                    Non-Management


(1) Financial expert under the definition of Audit Committee Financial Expert as determined by the Board of Directors

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others with respect to the Corporation's: (a) financial statements; (b) financial reporting process; (c) systems of internal accounting and financial controls; (d) external auditors' reports; and (e) risk identification, assessment and management program. It is the responsibility of the Committee to maintain an open avenue of communication between itself, the external auditors and the management of the Corporation. In performing its role, the Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Corporation. It is also empowered to instruct and retain outside counsel or other experts as required. The Committee met three times in fiscal 2003. At two of the three meetings, four of the six members attended and at one of the three meetings all six members attended.


CHARTER OF THE AUDIT COMMITTEE


A. The audit committee shall consist of a minimum of three outside members of the board of directors, of which all shall be unrelated directors. One member must be an individual who, in the opinion of the Board of Directors, is a financial expert.

B. Subject to any duties and responsibilities imposed by the Board of Directors, the audit committee shall have the following duties and responsibilities:

         1. to assist the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and information systems;

         2. to be directly responsible for the appointment, compensation and oversight of the Company's independent auditors;

         3. to review with the auditors of the Company any financial statement that is presented to an annual general meeting or provided to shareholders or filed with regulatory authorities, including any financial statement contained in a prospectus, registration statement or other similar document, and to report thereon to the Board of Directors;

         4. to review the annual report and any interim reports of the auditors and, through periodic meetings with the auditors, to review the adequacy of internal accounting and audit procedures;

         5. to ensure that no restrictions are placed by management on the scope of the auditors' review and examination of the Company's accounts;

         6.       to review and approve all related party transactions;

         7. to recommend to the Board of Directors the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting;

         8. to review and approve all press releases on all annual financial results of the Company; and

         9. to receive, investigate and take appropriate action on accounting complaints and concerns.

C. The audit committee shall meet at least once (by person or by teleconference) in each year to review and recommend approval by the Board of the annual financial statements for the immediately preceding fiscal year.

D. The audit committee has the authority to engage independent counsel and other advisors as they deem necessary to fulfill their duties and responsibilities.

E.       The audit committee shall be provided with all necessary funding for:

         1. compensating any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

         2.       compensation to any advisors employed by the audit committee;
                  and

         3. ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

F. The audit committee will be responsible for approving all non-audit services to be performed by the external auditors as follows:

         1. the audit committee will pre-approve non prohibited (as defined by SOX) services to be provided by the external auditor (i.e. tax compliance, tax planning, audit, review of proposed accounting for new standards, issues etc.);

         2. the audit committee will pre-approve a range of fees for non-audit services by type of service based upon prior experience and current year expectations;

         3. any additional services not pre-approved will require approval by the audit committee prior to engagement; and

         4. any fees over the range approved or fees for services not contemplated but on the list of approved services will require approval of the audit committee Chairman if the fees are less than $10,000 and by the audit committee if the fees are more than $10,000.

Limitation

The duties and responsibilities set out above do not extend, and are not to be interpreted as extending, the obligations and liabilities of the directors beyond those imposed by applicable law and in each case are subject to the Memorandum and Articles of the Company and applicable law.

                             COMPENSATION COMMITTEE

                                                                           MANAGEMENT/NON-
          MEMBER                              UNRELATED/RELATED            MANAGEMENT
          ------------------------------------------------------------------------------------
          Jon S. Saxe (Chairman )             Unrelated                    Non-Management
          Richard H. McCoy                    Unrelated                    Non-Management
          Michel Greco                        Unrelated                    Non-Management

The Compensation Committee consults generally with, and makes recommendations to, the Board of Directors on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation. The Committee met twice in fiscal 2003. At both meetings, all three members attended and at one of the two meetings, all non-management board members attended.

                         CORPORATE GOVERNANCE COMMITTEE

                                                                           MANAGEMENT/NON-
          MEMBER                              UNRELATED/RELATED            MANAGEMENT
          --------------------------------------------------------------------------------------------
          Ian A. Webb (Chairman)              Related                      Non-Management
          Dr. Richard Bastiani                Unrelated                    Non-Management
          Dr. Brian J. Underdown              Unrelated                    Non-Management


The Corporate Governance Committee's mandate is to undertake activities as needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders. The Committee's responsibilities include overseeing the effective functioning of the Board of Directors, reviewing the relationship between management and the Board of Directors, ensuring that the Board of Directors can function independently of management and reviewing the size and composition of the Board on a periodic basis. The Committee, together with management, monitors corporate governance initiatives. The Committee met formally once in fiscal 2003. Two of the three members were in attendance.

ADDITIONAL INFORMATION

Upon request by any person, the Secretary of the Company shall provide the following:

(a) one copy of the Company's most recent annual information form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(b) one copy of the Company's comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of the Company's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

APPROVAL OF CIRCULAR

The contents and the sending of this circular have been approved by the directors.

Dated as of April 22, 2004.


                                             ON BEHALF OF THE BOARD

                                             /s/ Dr. Anthony F. Holler
                                             ----------------------------------
                                             (signed)  DR. ANTHONY F. HOLLER
                                                       Chief Executive Officer

                                   SCHEDULE A

           PROPOSED TEXT OF RESOLUTION REGARDING RESTRICTED SHARE PLAN

BE IT RESOLVED, as an ordinary resolution of the Company, that the adoption of a Restricted Share Unit Plan (the "RSU Plan") pursuant to which the maximum number of common shares in the capital of the Company (the "Shares") issuable under the RSU Plan shall be 2,100,000 (or 2,850,000 Shares if the transactions contemplated by an Asset Purchase Agreement dated April 20, 2004 between Shire BioChem Inc. and the Company are completed) all as more particularly described in the Information Circular of the Company dated April 22, 2004, is hereby approved.

                                   SCHEDULE B
                       TSX CORPORATE GOVERNANCE GUIDELINES

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
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              TSX CORPORATE GOVERNANCE GUIDELINES                  DOES THE                             COMMENTS
                                                                    COMPANY
                                                                    ALIGN?
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
  1. BOARD OF DIRECTORS OF DIRECTORS SHOULD EXPLICITLY ASSUME
     RESPONSIBILITY FOR THE STEWARDSHIP OF THE COMPANY AND MORE
     SPECIFICALLY FOR:

    a)  adoption of a strategic planning process and
        approval of a strategic plan which takes into account,       Yes        Every three years, a multi-year strategic plan is
        among other things, the opportunities and risks of                      prepared by management and submitted to the Board
        the business;                                                           of Directors for discussion and approval. The plan
                                                                                is monitored periodically by comparing results
                                                                                with the strategies adopted. If appropriate,
                                                                                strategies are re-evaluated and adjusted. In
                                                                                addition, prior to the end of each fiscal year,
                                                                                the Board of Directors reviews and approves an
                                                                                operating and capital budget for the ensuing
                                                                                fiscal year. Management is authorized by the Board
                                                                                of Directors to incur capital expenditures
                                                                                specifically provided for in the budget, subject
                                                                                to certain limitations.



    b)  the  identification  of  the  principal  risks  of  the
        Company's business and ensuring the implementation of        Yes        The Board of Directors ensures, particularly through
        appropriate systems to manage these risks;                              its Audit Committee, that management identifies the
                                                                                risks to which the Company is exposed and takes
                                                                                the necessary steps to manage or transfer such
                                                                                risks if they cannot be eliminated. The Company's
                                                                                auditors, in conjunction with the annual audit,
                                                                                review management systems of internal controls.


     c) succession planning, including appointing, training          Yes        The Board of Directors has the prime responsibility
        and monitoring senior management;                                       for evaluating candidates for the position of Chief
                                                                                Executive Officer and the President. Senior
                                                                                management regularly attend meetings of the Board
                                                                                of Directors. The Compensation Committee's
                                                                                responsibility includes monitoring the performance
                                                                                and development of the incumbents and ensuring
                                                                                their succession is planned.


     d) a communications policy;                                     Yes        The Board of Directors ensures that the Company has
                                                                                effective communication with its shareholders and
                                                                                the public. The Company is responsible for the
                                                                                timely disclosure of material information as
                                                                                required by various Commissions and Exchanges. The
                                                                                Company has specific people responsible for
                                                                                Corporate Communications and Investor Relations
                                                                                activities.


     e) the integrity of the Company's internal control and          Yes        The Board of Directors and the Audit Committee
        management information systems.                                         regularly review the adequacy of the Company's
                                                                                internal controls. Internal controls and
                                                                                management of information are regularly upgraded
                                                                                as is required for the Company's continuing and
                                                                                growing operations. The Audit Committee discusses
                                                                                the adequacy of internal controls with the
                                                                                Company's auditors on a quarterly basis.

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    2.  BOARD INDEPENDENCE

    The Board of Directors of directors  should be  constituted      Yes        The Board of Directors currently consists of nine
    with a majority of  individuals  who  qualify as  unrelated                 directors. Six directors are independent of
    directors.                                                                  management and are free from any business or other
                                                                                relationship which could or could be perceived to
                                                                                materially interfere with their ability to act in
                                                                                the best interest of the Company. Three of the
                                                                                nine directors are not independent.

                                                                                The Chairman of the Board of Directors, Dr. Richard
                                                                                Bastiani, is an unrelated director who is
                                                                                independent of management.
    If the Company has a significant shareholder, in addition
    to a majority of unrelated directors, the Board of                          The Company does not have a significant shareholder.
    Directors should include a number of directors who do not
    have interests in or relationships  with either the Company or the significant shareholder and which fairly reflects
    the investment in the Company other than the significant
    shareholder.
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                                    Page 21

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              TSX CORPORATE GOVERNANCE GUIDELINES                  DOES THE                             COMMENTS
                                                                    COMPANY
                                                                    ALIGN?
------------------------------------------------------------------------------------------------------------------------------------
    3.  DISCLOSE FOR EACH DIRECTOR WHETHER HE OR SHE IS              Yes        Dr. Anthony Holler - related - CEO
        RELATED, AND HOW THAT CONCLUSION WAS REACHED                            Todd Patrick - related - President
                                                                                Ian A. Webb - related - Partner of Borden Ladner
                                                                                Gervais LLP, the Company's legal counsel


                                                                                For the remainder of the directors, none of them
                                                                                or their associates has: worked for the Company;
                                                                                material contracts with the Company; or received
                                                                                remuneration from the Company other than
                                                                                director's fees and stock options.

                                                                                Dr. Richard Bastiani - unrelated
                                                                                Daniel A. Carriere - unrelated
                                                                                Richard H. McCoy - unrelated
                                                                                Michel Greco - unrelated
                                                                                Jon S. Saxe - unrelated
                                                                                Brian J. Underdown - unrelated

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    4.  NOMINATING DIRECTORS

    The Board of Directors should appoint a committee of             Partially  The full Board of Directors identifies and approves
    directors composed exclusively of outside directors, a                      new nominees to the Board of Directors. The Board of
    majority of whom are unrelated directors, with the                          Directors believes that knowledge of industry
    responsibility for proposing to the full Board new                          participants and advisors resides in all members of
    nominees to the Board of Directors and for assessing                        the Board of Directors and believes that use of the
    directors on an ongoing basis.                                              full Board of Directors ensures the identification
                                                                                of the most appropriate candidates. The Corporate
                                                                                Governance Committee has the mandate to assess
                                                                                directors on an ongoing basis
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    5.  ASSESSING BOARD EFFECTIVENESS

    Every Board of Directors should implement a process to be        Yes        The Corporate Governance Committee has the mandate
    carried out by the nominating committee or other                            to assess the effectiveness of the Board of
    appropriate committee for assessing the effectiveness of                    Directors in fulfilling its responsibilities.
    the Board of Directors as a whole, the committees of the
    Board of Directors and the contribution of individual
    directors.

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    6.  ORIENTATION OF NEW MEMBERS

    Every Company, as an integral element of the process for         Yes        Every new director is provided with an information
    appointing new directors, should provide an orientation                     package that includes a description of the Company
    and education program for new recruits to the board.                        and its policy's and procedures as well as a copy of
                                                                                the mandate of the Board of Directors and its
                                                                                committees. Every new director is invited to meet
                                                                                with each senior executive in order to acquire
                                                                                an understanding of each sector of activity and
                                                                                to get to know the executives.

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    7.  BOARD SIZE

    Every Board of Directors should examine its size and             Yes        The Corporate Governance Committee is responsible
    undertake where appropriate, a program to establish a                       for reviewing the size and composition of the Board
    board size which facilitates effective decision making.                     of Directors on a regular basis. At present the
                                                                                Board of Directors is comprised of nine board
                                                                                members, six of which are independent.

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    8.  DIRECTOR COMPENSATION

    The Board of Directors should review the adequacy and form       Yes        The Corporate Governance Committee is responsible
    of the compensation of directors and ensure the compensation                for reviewing director compensation and makes
    realistically reflects the responsibilities and risk                        recommendations to the Board of Directors in this
    involved in being a director.                                               regard. The Company has a Directors Fee Payment Plan
                                                                                whereby directors may elect to receive their
                                                                                fees in shares or cash. In 2003, five out of the
                                                                                seven non-management directors received their
                                                                                fees in shares. Management members of the Board
                                                                                of Directors are not compensated as directors.
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

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              TSX CORPORATE GOVERNANCE GUIDELINES                  DOES THE                             COMMENTS
                                                                    COMPANY
                                                                    ALIGN?
------------------------------------------------------------------------------------------------------------------------------------
    9.  BOARD COMMITTEES

    Committees of the Board of Directors should generally be         Yes        The Board of Directors has three committees. The
    composed of outside directors, a majority of whom are                       Committees are an Audit Committee, a Compensation
    unrelated directors, although some board committees may                     Committee and a Corporate Governance Committee.
    include one or more inside directors.

                                                                                Audit Committee - six directors, all
                                                                                unrelated/non-management.

                                                                                Compensation Committee - three directors, all
                                                                                unrelated/non-management.

                                                                                Corporate Governance Committee - three
                                                                                directors, one related, two unrelated, all
                                                                                non-management.

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    10.  GOVERNANCE COMMITTEE

    Every Board of Directors should expressly assume                 Yes        The Corporate Governance Committee assesses the
    responsibility for, or assign to a committee of directors                   Company's approach to corporate governance
    the general responsibility for, developing the Company's                    activities and policies and where appropriate,
    approach to governance issues. This committee would,                        undertakes those initiatives as are necessary to
    among other things, be responsible for the Company's                        maintain a high standard of corporate governance
    response to these governance guidelines.                                    practices. The Committee continually monitors and
                                                                                implements the changing requirements of both
                                                                                Canadian and US securities laws.

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    11.  BOARD AND CEO POSITION DESCRIPTIONS

    The Board of Directors, together with the CEO, should develop position descriptions for the Board of Directors and for the CEO's, involving the definition of the limits to management's responsibilities

    a)  the Board of Directors                                       Yes        The Board of Directors mandate is to supervise the
                                                                                executive management of and to oversee the
                                                                                conduct of the business of the Company; provide
                                                                                leadership and direction to management; evaluate
                                                                                management; set policies appropriate for the
                                                                                business of the Company; and approve corporate
                                                                                strategies and goals.

    b)  the Chief Executive Officer                                  Yes        The duties and responsibilities of the Chief
                                                                                Executive Officer are to manage, and administer
                                                                                the day to day operation of the Company with the
                                                                                following specific duties and responsibilities:
                                                                                to report to the Board of Directors and act as a
                                                                                liaison between management and the Board of
                                                                                Directors; to evaluate management operations and
                                                                                report to the Board of Directors on results; to
                                                                                conduct ongoing strategic planning and establish
                                                                                long term goals for the Company; to assist the
                                                                                Board of Directors with policy development; to
                                                                                train, develop and assess the performance of
                                                                                senior management. The Chief Executive Officer
                                                                                is responsible for meeting the corporate
                                                                                objectives of the Company as are periodically
                                                                                developed by the Board of Directors in
                                                                                consultation with management.

    c)  Board of Directors should approve the Chief Executive        Yes        The Board of Directors regularly reviews and
        Officer's corporate objectives                                          approves the Company's strategic plan including
                                                                                the Chief Executive Officer's corporate
                                                                                objectives.

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

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            TSX CORPORATE GOVERNANCE GUIDELINES                    DOES THE                             COMMENTS
                                                                   COMPANY
                                                                    ALIGN?
------------------------------------------------------------------------------------------------------------------------------------
    12.  BOARD INDEPENDENCE

    Every Board of Directors should implement structures and         Yes        Board independence is ensured by the fact that six
    procedures which ensure that the Board of Directors can                     out of nine individuals are outside, unrelated
    function independently of management.                                       directors.

                                                                                The Board of Directors is chaired by an outside
                                                                                director. The Chairman ensures that the Board of
                                                                                Directors can function independently of
                                                                                management and that the necessary resources and
                                                                                procedures are available or in place to support
                                                                                its responsibilities and that the appropriate
                                                                                functions are delegated to the relevant
                                                                                committees.

                                                                                Non-management directors regularly hold
                                                                                closed-door sessions.

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    13.  AUDIT COMMITTEE


    The Audit Committee of every Board of Directors of               Yes        The Audit Committee consists of five outside members
    directors should be composed only of outside directors.                     of the Board of Directors, all of which are
                                                                                unrelated.


    o   All of the members of the Audit Committee should be          Yes        All members of the Audit Committee are financially
        financially literate.                                                   literate.


    o   at least one member should have accounting or related        Yes        The Board of Directors consider the Chairman of
        financial expertise. Each board shall determine the                     the Audit Committee a financial expert.
        definition of and criteria for "financial literacy"
        and "accounting or related financial expertise".


    o   The Board of Directors should adopt a charter for the        Yes        The Audit Committee is mandated to: consider and
        audit committee which sets out the roles and                            review audit functions and the financial
        responsibilities of the audit committee which should                    statements; engage internal auditors and
        be specifically defined so as to provide appropriate                    corporate auditors; review matters that may have
        guidance to audit committee members as to their                         a material impact on financial statements,
        duties.                                                                 compliance policies, and reports prepared to
                                                                                manage and monitor compliance policies; and meet
                                                                                with the auditors independently of management.

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    14.  OUTSIDE DIRECTORS

    The board of directors should implement a system which           Yes        Should a director wish to engage an outside
    enables an individual director to engage an outside                         consultant at the Company's expense, they may do so
    advisor at the expense of the Company in appropriate                        with the prior approval of the Corporate Governance
    circumstances. The engagement of the outside advisor                        Committee.
    should be subject to the approval of an appropriate
    committee of the board.

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

                                   SCHEDULE C

         OTHER RECOMMENDATIONS OR RULES RELATING TO CORPORATE GOVERNANCE

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
    CEO AND CFO CERTIFICATION OF FILINGS                             Yes        The Company certifies its quarterly unaudited
                                                                                financial reports and its audited annual
                                                                                financial reports. By certifying, the Company
                                                                                acknowledges the information contained in the
                                                                                report fairly presents, in all material
                                                                                respects, the Company's financial condition and
                                                                                results of operation and there are no material
                                                                                misrepresentations or omissions.

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    PROHIBITION ON PERSONAL LOANS                                    Yes        At the Company's 2002 AGM, the shareholders
                                                                                approved loans to full time employees of the
                                                                                Company solely to permit such employees to
                                                                                exercise options granted under the Company's
                                                                                Stock Option Plan. Subsequently, the
                                                                                Sarbanes-Oxley Act implemented a rule
                                                                                prohibiting companies from making or arranging
                                                                                personal loans to their directors and executive
                                                                                officers. As a result, the Company now has a
                                                                                prohibition on such personal loans and there are
                                                                                no loans outstanding as at December 31, 2003.

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    CODE OF ETHICS                                                   Yes        In 2003 the Company adopted a Code of Business
                                                                                Conduct and Ethics for all directors and
                                                                                employees.

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    AUDITOR INDEPENDENCE                                             Yes        The Audit Committee reviews the auditors'
                                                                                independence and submits to the Board of
                                                                                Directors its recommendations for the
                                                                                appointment of auditors.

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    REQUIRED DISCLOSURE WHEN NON-GAAP MEASURES ARE PRESENTED         Yes        If non-GAAP financial measures are presented
                                                                                they will include a presentation of the most
                                                                                directly comparable GAAP financial measure and a
                                                                                reconciliation of the disclosed non-GAAP
                                                                                financial measure to the most directly
                                                                                comparable GAAP financial measure.

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    OFF-BALANCE SHEET ARRANGEMENTS                                   Yes        The Company does not have any off-balance sheet
                                                                                arrangements.
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    WHISTLEBLOWER PROTECTION                                         Yes        The Company and its officers, employees,
                                                                                contractors, subcontractors and agents are
                                                                                strictly prohibited from taking any retaliatory
                                                                                action against an employee for commencing or
                                                                                participating in a legal proceeding based on, or
                                                                                providing information or assistance to
                                                                                supervisors, federal or other governmental
                                                                                agencies or Congress with respect to an
                                                                                investigation of, conduct the employee
                                                                                reasonably believes violated U.S. or Canadian
                                                                                securities or antifraud laws.

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